Kibush Capital Corp.

7 Sarah Crescent

Templestowe, VIC 3106

Australia

Amit Pande

Office of Financial Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kibush Capital Corporation;
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 20, 2015
File No. 000-55256

Dear Mr. Pande:

To assist the staff of the Commission in completing its review of the above referenced filing, excerpts from your letter dated December 23, 2015 are quoted below and are followed in each case by the Company's response thereto.

Item 1. Financial StatementsInterim Consolidated Balance Sheets, page 4

  Given your disclosure on page 18 that "...as this transaction was with a related party, the value was recorded at par value of the stock, i.e., $0.001 per share of common stock", please tell us why this equity issuance was valued at $8,000,000 in your Consolidated Statement of Stockholders' Deficit on page F-4 of your Form 10/A filed August 5, 2015;
  Please tell us how you considered the guidance in ASC 805-50-30-5 related to transactions between entities under common control to account for this transaction using the carrying value of the equipment received or tell us the basis for your accounting.

The valuation of $8,000,000 for the equity described above was calculated as if the transaction was arms length. However, after reviewing with the guidance in ASC 805-50-30-5, we understand the transaction the transaction should be reflected as a related party transaction booked at the carrying cost from Five Arrows. The Company has followed the guidance of ASC 805-50-30 in now treating this as a transaction between entities under common control as reflected in our Form 10-K for the period ended September 30, 2015.

1

Item 6. Exhibits, page 24

As a related matter, we note from the Share Reconciliation filed as Exhibit A to your response to comment 1 the issuance of 14,000,000 shares of your common stock to Five Arrows in the quarter ended June 30, 2015. Please address the following in this regard:

• From your disclosure on page 5 of your Form 10/A filed August 5, 2015, the issuance of 14 million shares of your common stock appears to relate to the acquisition of 50% interest, or 90,000,000 shares, of Angel Jade Pty Ltd, in October of 2014 from Five Arrows. We also note other share purchases of Angel Jade. Please provide us a reconciliation of the various acquisitions of common stock of Angel Jade to the disclosed value of your Investment in Angel Jade of $3,554,015 at June 30, 2015;

• Please tell us how you considered the guidance in ASC 805-50-30-5 related to the exchange of shares between entities under common control in accounting for this transaction using the carrying value of the Angel Jade shares or tell us the basis for your accounting;

• Given your disclosure on page 14 that you own 70% of Angel Jade, please tell us whether you consolidate this entity, and if not, the basis for your accounting. If you do consolidate it, please clarify the basis for presenting your Investment in Angel Jade as a separate line item on the balance sheet given your accounting policy disclosure on page 7 that all intercompany balances and transactions have been eliminated in the consolidated financial statements.

• Please provide us with and file as an exhibit a copy of the agreement that constitutes the incorporation of Aqua mining on May 26, 2014 and reflects your 49% ownership.

The valuation of $3,554,015 as of June 30, 2015 for the equity described above was calculated as if the transaction was arms length. Specifically, the exchange of 14 million shares of Kibush Capital common stock for 90 million shares of Angel Jade stock made between the Company and Five Arrows (a related party), was valued as if it were an arms length transaction. However, after reviewing with the guidance in ASC 805-50-30-5, we understand the transaction the transaction should be reflected as a related party transaction booked at the carrying cost from Five Arrows. The Company has followed the guidance of ASC 805-50-30 in now treating this as a transaction between entities under common control as reflected in our Form 10-K for the period ended September 30, 2015. The multiple acquisitions of Angel Jade stock are description in footnote 1 below.1

The Company is required to consolidate its financials with Angel Jade for the year ended September 30, 2015, but not for the year ended September 30, 2014. The Company's 10-K for the year ended September 30, 2015 reflects such consolidation. Furthermore, the Company will update all interim period reports which do not reflect such consolidation.

The forth bullet above, requests information regarding Aqua Mining regarding the incorporation and issuance of share for that entity. Attached as Exhibit F is the Certificate of Incorporation for Aqua Mining. Attached as Exhibit G is the Company Extract for Aqua Mining as of May 26, 2014. Attached as Exhibit H is the Notice Of Issue Of Shares for Aqua Mining showing the issuance of 49 of 100 shares to Kibush Capital.

____________

1 In October 2014, the Company negotiated the acquisition of a 50% interest in Angel Jade (which was 90,000,000 shares of common stock) from Five Arrows Limited in exchange for 14,000,000 shares of our common stock. However, this agreement was not formalized until December 10, 2014. On October 9, 2014, the Company acquired 3,673,470 shares of newly issued common stock of Angel Jade in exchange for $17,170 ($19,584 AUD). These two transactions combined were intended to provided Kibush Capital with exactly 51% of the common stock of Angel Jade and control of the that company. On November 6, 2014, the Company further increased its ownership of Angel Jade by purchasing an additional 45,918,300 shares of common stock directly from Angel Jade for $215,994 ($250,000 AUD) and by purchasing 18,367,350 share of common stock from Alexander King/Laima Trust for $86,398 ($100,000 AUD).

2

Additionally, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

KIBUSH CAPITAL CORP.

By: /s/ Warren Sheppard

Name: Warren Sheppard

Title: President & CEO

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Exhibit F

INDEPENDENT STATE OF

PAPUA NEW GUINEA

Companies Act 1997

Sections 14 & 442	Form 5

Certificate of Incorporation

AQUA MINING (PNG) LIMITED

 1-102146

I certify that

AQUA MINING (PNG) LIMITED

was incorporated under the Companies Act 1997

on 26 May 2014

Given under my hand and seal on 26 May 2014.

Alex Tongayu
Registrar of Companies

The validation code for this Certificate of Incorporation is COMPANIES-98745873.

To check the validity of this certificate enter http://www.ipa.gov.pg.jpgcompanies/verify/1-102146/COMPANIES-98745873.html in your browser.

Certificate generated 26 May 2014 01:39 PM PGT

Exhibit G

INDEPENDENT STATE OF PAPUA NEW GUINEA

Companies Act 1997

Company Extract

As at 26 May 2014

AQUA MINING (PNG) LIMITED

1-102146

General Details
Company Type:	Local
Company Status:	Registered
Incorporation Date:	26 May 2014
Cessation Date:
Annual Return Filing Month:	May

Previous Names There are no previous names for this company recorded

Addresses
Registered Office Address:	Section 355, Allotment 022, GEREHU, National Capital District, Papua New Guinea
Address for Service:	Section 355, Allotment 022, GEREHU, National Capital District, Papua New Guinea
Postal Address:	Po Box 3245, BOROKO, National Capital District, Papua New Guinea

Directors
Director
Individual Name:	Vincent APPO
Nationality:	Papua New Guinea
Residential Address:	Section 355, Allotment 022, Gerehu, National Capital District, Papua New Guinea
Postal Address:	Po Box 3245, Boroko, National Capital District, Papua New Guinea
Appointment Date:	26 May 2014

Secretaries
Secretary
Individual Name:	Joyce BODIE
Nationality:	Papua New Guinea
Residential Address:	Murray Barracks, Port Moresby, National Capital District, Papua New Guinea
Postal Address:	Po Box 3245, Boroko, National Capital District, Papua New Guinea
Appointed Date:	26 May 2014

Shareholding
Total Shares:	1
Extensive Shareholding?:	No

Share Bundles and Shareholders
Share Bundle
Number of Shares:	1

Shareholder
Individual Name:	Vincent APPO
Nationality:	Papua New Guinea
Residential Address:	Section 355, Allotment 022, Gerehu, National Capital District, Papua New Guinea
Postal Address:	Po Box 3245, Boroko, National Capital District, Papua New Guinea
Appointed Date:	26 May 2014

Filings (1)
Filing
Filing Date:	26 May 2014
Filing Name:	Application for Registration of a Company (Form 1)

--- END OF EXTRACT ---

Exhibit H

Companies Act 1997

Form 10

Section 44(1)

NOTICE OF ISSUE OF SHARES

Company number.
1-102146

Note:

Information in this form must be either typed or handwritten in block letters. Where there is insufficient space on the form to supply the information required, annexe a separate sheet in the same format containing the information. Complete all items in this form.

1.	Company name.	AQUA MINING (PNG) LTD

2.	Total number of shares issued the subject of this notice.	NINETY NINE

3.	Total number of shares now on issue.	ONE HUNDRED

Note:	Insert the total number of valid shares on issue at the date of this form. Do not include shares that have been cancelled or redeemed, or that are no longer on issue.

4.	Declaration and signature.

I certify that the information in this form is true and correct, and the copy of every document submitted with this form is a true and correct copy of the original document.

Signature of Director or Secretary:

Name of Director or Secretary:	VINCENT APPO

Role:	DIRECTOR JUNE 2ND 2014	Date:	JUNE 2ND 2014

Note:

Where shares are issued which confer rights other than those set out in Section 37(1) a document setting out the terms of issue of the shares must accompany this form as required by Section 44(3). Where shares are issued for consideration (whether totally or partially) other than cash, a copy of the directors' certificate required under Section 47(2) must be annexed to this form. Any copy document must be certified in accordance with Section 9 of the Companies Regulation.

Please turn over and ensure page 2 of this form is also completed.

Submitted by: .....................................................................................................	Office use only.
Submitted to the Office of the Registrar on:
Address: .............................................................................................................

..............................................................................................................................

Telephone: .........................................................................................................

5.	Details of shareholders.

Given names (natural persons only)	Surname or corporate name and registration number, if applicable	Residential address or address of registered office	Date of birth (natural persons only)	Nationality or country of incorporation

VINCENT	APPO	SECT 335 ALLOTMENT 22 GEREHU NATIONAL CAPITAL DISTRICT PAPUA NEW GUINEA	24/03/1968	PNG
	KIBUSH CAPITAL CORP	FRANKLIN AVE SUITE 10 VALLEY STREAM NEW YORK		NEVADA

Note:

Initials are not sufficient for the given names of a shareholder. The suburb, and street name and number, or the allotment and section number or portion number, and the district and province must be stated for the residential address or registered office. The country must also be stated if it is not Papua New Guinea.

6. Details of shares.

Name of shareholder (from Item 5)	Class of shares	Number of shares	Date of issue	Price per share	Consideration for shares

KIBUSH CAPITAL CORP	ORDINARY	49	02/06/2014	1 PGK	49 PGK

VINCENT APPO	ORDINARY	50	02/06/2014	1 PGK	50 PGK

Note:

The consideration for shares must be stated as cash, consideration other than cash, or both. Where the consideration is not c ash, details of the consideration must be specified. A company which complies with Sections 67 and 68, does not need to complete Items 5 and 6 where the number of shareholders who have been issued shares the subject of this notice exceeds 100, or the company is subject to a listing agreement with a stock exchange.